UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2019

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.
(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark whether the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7) [   ]

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Technical Report
99.2	Consent of Qualified Person - David Burga
99.3	Consent of Qualified Person - Ernest Burga
99.4	Consent of Qualified Person - Wayne Genck
99.5	Consent of Qualified Person - Anthony Sanford
99.6	Consent of Qualified Person - Daniel Weber

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2019

LITHIUM AMERICAS CORP.

By:	/s/ Jon Evans
Name:	Jon Evans
Title:	Chief Executive Officer